UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PropTech Acquisition Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

74349F101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74349F101

1.	Names of Reporting Persons HC PropTech Partners I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,187,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,187,500 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 74349F101

1.	Names of Reporting Persons HC PropTech LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 74349F101

1.	Names of Reporting Persons Thomas D. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 74349F101

1.	Names of Reporting Persons M. Joseph Beck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 74349F101

1.	Names of Reporting Persons Daniel J. Hennessy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.5%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-234512). Each of Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy are the managing members of HC PropTech LLC, the managing member of HC PropTech Partners I LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by HC PropTech Partners I LLC and share voting and dispositive control over such securities.

(2)	Excludes 5,700,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 17,250,000 shares of Class A common stock issued and outstanding as of November 26, 2019 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2019 and assuming the conversion of all the shares of Class B common stock held by HC PropTech Partners I LLC.

Item 1(a).	Name of Issuer

PropTech Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3485 N. Pines Way, Suite 110

Wilson, WY 83014

Item 2(a).	Names of Persons Filing

HC PropTech Partners I LLC, HC PropTech LLC, Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

3485 N. Pines Way, Suite 110

Wilson, WY 83014

Item 2(c).	Citizenship

Each of HC PropTech Partners I LLC and HC PropTech LLC is a limited liability company formed in Delaware. Each of Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to HC PropTech Partners I LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

74349F101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Persons may be deemed to beneficially own 4,187,500 of the Issuer’s shares of Class B common stock, representing 19.5% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-234512).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 17,250,000 shares of Class A common stock issued and outstanding as of November 26, 2019 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2019 and assuming the conversion of all the shares of Class B common stock held by HC PropTech Partners I LLC.

HC PropTech Partners I LLC is the record holder of the shares reported herein. Each of Thomas D. Hennessy, M. Joseph Beck and Daniel J. Hennessy are the managing members of HC PropTech LLC, the managing member of HC PropTech Partners I LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by HC PropTech Partners I LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2020

HC PROPTECH PARTNERS I LLC,
a Delaware limited liability company

By:	HC PROPTECH LLC, a Delaware limited liability company, as the managing member of HC PropTech Partners I LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

HC PROPTECH LLC, a Delaware limited liability company

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

/s/ Thomas D. Hennessy
/s/ Thomas D. Hennessy

/s/ M. Joseph Beck
M. Joseph Beck

/s/ Daniel J. Hennessy
Daniel J. Hennessy

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of PropTech Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2020.

HC PROPTECH PARTNERS I LLC, a Delaware limited liability company

By:	HC PROPTECH LLC, a Delaware limited liability company, as the managing member of HC PropTech Partners I LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

HC PROPTECH LLC, a Delaware limited liability company

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Managing Member

/s/ Thomas D. Hennessy
/s/ Thomas D. Hennessy

/s/ M. Joseph Beck
M. Joseph Beck

/s/ Daniel J. Hennessy
Daniel J. Hennessy